Exhibit(a)(1)(L)
SENT VIA EMAIL JUNE 20, 2007
Hello,
The purpose of this email is to provide you with additional information about Biosite’s Employee Stock Purchase Plan (ESPP), Inverness’ ESPP and your Biosite stock options.
Biosite and Inverness have been working and continue to work together to ensure a smooth and favorable transition upon completion of the anticipated merger. While we don’t have answers to every question, we hope that the information below, in addition to meetings that will be scheduled for next week, will answer many of your questions.
TIMING UPDATE
As you may recall, Inverness’ tender offer for Biosite shares will expire at the end of the day next Monday, June 25, 2007, unless extended. If more than 90% of Biosite’s outstanding shares are tendered to Inverness at that time, it is likely that the merger will close very shortly thereafter and possibly as early as Tuesday, June 26, 2007. Much of the information that follows assumes that the closing of the merger will occur next week, however, that will ultimately depend on the outcome of the tender offer process. If the closing of the merger does not occur next week, we will provide Biosite employees with updated information as soon as possible.
EMPLOYEE STOCK PURCHASE PROGRAM (ESPP)
Inverness’ ESPP Program
We are pleased to announce that, assuming the merger closes next week (before July 1st) Inverness intends to open its ESPP to most Biosite employees for its offering period commencing July 1, 2007; the exception will be employees in Belgium, France, Italy, and the Netherlands, who will not be eligible for the July offering period because Inverness does not have existing ESPP plans in those countries. This means that if the merger closes next week and you enroll by the deadline of June 29, 2007, you will experience almost no lapse in time between the termination of the Biosite ESPP and the next offering period under Inverness’ ESPP. You should know that Inverness cannot enroll Biosite employees in its ESPP until the merger is completed, which could be a matter of days before the July 1st commencement of Inverness’ next ESPP offering period. So, while we cannot begin enrollment until the merger has closed, in anticipation that the merger could close next week, we are providing information about Inverness’ ESPP here so that you have the information necessary to allow you to enroll at the appropriate time.
If you are interested in participating in the upcoming offering period under the Inverness ESPP, please review the attached FAQ. There are a number of differences between the Biosite ESPP and the Inverness ESPP that you should be aware of and are described in the attached FAQ. These include a variation in permitted contribution rates, eligibility restrictions for newly hired employees, and the length of time of an offering period.
Again, the ability to allow Biosite employees to enroll in the Inverness ESPP on July 1st is subject to a number of factors, most notably the completion of the merger prior to the enrollment deadline.
In an effort to provide you with an opportunity to learn more about Inverness’ ESPP, next week we expect to schedule several voluntary employee meetings and teleconferences to step through their ESPP and answer questions. Additional information as to when and what time these various meetings will occur will be forthcoming and at that time we will also make a copy of Inverness’ ESPP and associated Summary and Prospectus available to Biosite employees.

Biosite ESPP
Prior to the merger closing there will be a final purchase under Biosite’s existing ESPP. Any contributions made toward the purchase of Biosite ESPP stock will be used to purchase ESPP stock in this final purchase. Each share purchased pursuant to this final ESPP purchase will automatically be converted into the right to receive a cash payment equal to $92.50 per share in the merger. Any monies remaining (less than the amount to purchase a full share) will be returned to employees in their July payroll. The proceeds from the cash payments will be deposited in your Biosite E*TRADE account in connection with the closing of the merger.
You will be happy to know that the ESPP deductions for the June 29th payroll in the U.S. and Canada will be included in this final purchase even if the merger closes before that date, as will the deductions from the June payrolls in all other countries.
Finally, notwithstanding the date the merger closes, after this final ESPP purchase, there will be no future purchase periods under the Biosite ESPP.
STOCK OPTIONS
All outstanding Biosite stock options (that is, all vested and unexercised stock options and stock options that are unvested just prior to the close) are being assumed by Inverness at the close of the merger. The details regarding how your outstanding stock options will be converted are available in the Employee Questions and Answers document distributed with the email announcing the merger (May 17, 2007) and on Biosite’s Intranet under the “Documents” tab on the “Merger Information” site.
Trading Blackouts
As noted above, the tender offer will expire at the end of the day on Monday, June 25, 2007, unless extended. If more than 90% of Biosite’s outstanding shares are tendered to Inverness at that time, it is likely that the merger will close very shortly thereafter and possibly as early as Tuesday, June 26, 2007. In preparation for a possible closing next week, and in order to allow trades to settle and Biosite and Inverness to work together to consolidate stock and option information, we are likely to announce a trading blackout on all Biosite employees and optionees that will start at the close of the market on Friday, June 22, 2007 and extend through Friday, June 29, 2007, with trading opening again Monday, July 2, 2007, though this could be extended. Please plan accordingly and understand that the precise dates of trading blackouts are not certain, however, we will do our best to keep you informed.
Stock Options Post-Close
It is Inverness’ intention to provide Biosite employees with stock option trading procedures similar to those we use at Biosite through E*TRADE. Inverness will be establishing new employee stock plan accounts with E*TRADE for Biosite employees. Additional information will be provided about this prior to the close.
Thank you for your continued support and patience — there are a number of people working behind the scenes to ensure the mechanics are well executed and employees have the information necessary in advance of the close.
Please watch for additional communications in the next few days.
- Suzy

Additional Information and Where To Find It
This notice is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Inverness and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Inverness by mailing requests for such materials to: Inverness Medical Innovations, Inc., Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite Incorporated, 9975 Summers Ridge Road, San Diego, California 92121.
In addition to the tender offer materials described above, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

FREQUENTLY ASKED QUESTIONS
ABOUT THE INVERNESS EMPLOYEE STOCK PURCHASE PLAN
1.	Who is eligible to participate in the Inverness ESPP (the Plan)?

With the exception of employees in Belgium, France, Italy and the Netherlands, employees of Biosite are eligible to participate in the Plan provided that you are working 20 hours a week or more AND you have completed at least three (3) months of employment with Biosite. If you were hired by Biosite on or after April 1, 2007, your first opportunity to enroll in the Plan will be in December.

2.	When do offering periods begin under the Plan and when are the subsequent purchase dates under the Plan?

Offering periods under the Plan generally begin on January 1st and July 1st of each calendar year and are six (6) months in length. Purchase dates under the Plan generally occur on June 30th and December 31st of each calendar year.

3.	How is the purchase price determined under the Plan?

The purchase price under the Plan will be 85% of the closing price of Inverness Common Stock on the offering date or 85% of the closing price of Inverness Common Stock on the purchase date, whichever price is lower.

4.	What amount of my compensation may I contribute towards the purchase of Inverness Common Stock under the Plan?

Payroll contribution rates permitted under the Plan range from 2% to a maximum of 10% of your eligible compensation. Eligible compensation under the Plan includes your gross base pay and commissions.

5.	Can I change my payroll contribution rate under the Plan during an offering period?

No, payroll contribution rate changes are not permitted during an offering period under the Plan; however, you may withdraw your participation from the Plan during an offering period at any time up to two (2) business days prior to a purchase date by delivering a written notice of your withdrawal to the Biosite payroll department.

NOTE: You may terminate your payroll contribution deductions for the remainder of an offering period, either with or without withdrawing from an offering. To terminate your payroll contribution deductions without withdrawing from an offering period under the Plan, you will need to submit a written notice to the Biosite payroll department at least ten (10) business days before the payroll date on which the change becomes effective. Any payroll contributions you have made to the Plan prior to the discontinuation of your payroll contribution deductions will be used to purchase ESPP stock on the applicable purchase date.
6.	If I withdraw from the Inverness ESPP during an offering period, what happens to the contributions I have made to the Plan?

The payroll contributions you have made to the Plan prior to your withdrawal from the Plan will be refunded to you without interest on your next paycheck or as soon as reasonably practicable. Partial withdrawals are not permitted under the Plan.

7.	Can I change my payroll contribution rate under the Plan during an open enrollment period?

Yes, you may increase or decrease your payroll contribution rate for any new offering period under the Plan by submitting a new ESPP enrollment form to Biosite stock administration during an open enrollment period.

8.	What happens to the payroll contributions I have made to the Plan upon termination?

The payroll contributions you have made to the Plan prior to your termination date will be refunded to you without interest on your final paycheck. Any shares you have previously purchased under the Plan as an employee of the Company are yours.

Additional Information and Where To Find It

This notice is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Inverness and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Inverness by mailing requests for such materials to: Inverness Medical Innovations, Inc., Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite Incorporated, 9975 Summers Ridge Road, San Diego, California 92121.
In addition to the tender offer materials described above, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.